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                         October 24, 2023

       Robert M. Hayes
       Chief Executive Officer
       Sharps Technology Inc.
       105 Maxess Road, Ste. 124
       Melville, New York 11747

                                                        Re: Sharps Technology
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 16,
2023
                                                            File No. 333-275011

       Dear Robert M. Hayes:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Arthur Marcus, Esq.